

ADR file nr. 82-2876

May 24, 2006

SUPPL

VNU ENTERS INTO TERMINATION PROTECTION AGREEMENT WITH ITS CFO

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, today said it has, prior to the settlement date, entered into a termination protection agreement with Rob Ruijter, its chief financial officer, as provided for in the Merger Protocol and as previously contemplated and disclosed in the March 31, 2006 Offer Memorandum of Valcon Acquisition B.V. The agreement is substantially the same as the termination protection agreements currently in effect for other executive officers of VNU.

The agreement essentially provides that in the event Mr. Ruijter's employment is terminated by VNU without cause or by Mr. Ruijter for good reason within two years following a change in control – the acquisition of the VNU shares by Valcon Acquisition B.V. qualifies as such change of control – Mr. Ruijter will be entitled to receive two times the sum of his annual base salary and average annual bonus for the previous two years as well as pro-rata payouts of his annual and long-term incentive awards.

This is a release in accordance with section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (Besluit toezicht effectenverkeer 1995).

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com